

October 5, 2010

Mr. Victor AbiJaoudi II
Chief Operating Officer
Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

> **Re: Incoming, Inc.**
> **Form 10-K for Fiscal Year Ended November 30, 2009**
> **Filed April 15, 2010**
> **Form 8-K/A**
> **Filed August 24, 2010**
> **File No. 000-53616**

Dear Mr. AbiJaoudi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended November 30, 2009

Management's Discussion and Analysis, page 13

Results of Operations

1.   We note that you have not described the nature of the revenue generated in any period. Please tell us and revise to disclose what products or services you provided and also

tell us and revise the revenue recognition policy in the notes to the financial statements to provide your specific revenue recognition method(s). We note the existing revenue recognition policy is generic and provides no insight into your activities.

Financial Statements

Report of Registered Public Accounting Firm

2.   Please note that for development stage entities, auditor association with the cumulative data since inception is required. Please advise your auditor to revise the opinion paragraph of the audit report to opine upon the cumulative period from inception (December 22, 2006) to the year ended November 30, 2009 in addition to the annual period already included and amend your Form 10-K accordingly.

Note 3– Capital Stock

3.   On September 1, 2009, you issued 1,000,000 shares of common stock to new officers and directors as compensation for services rendered. We note you recorded share-based compensation expense of $ 10,000 based on valuation of these shares at $0.01 per share. Please note that compensation expense from share-based payment transactions should be calculated based on the fair value of the equity instruments issued Considering the quoted price of the stock far exceeded the recorded value and you had issued common stock for cash at $0.50 per share during September 2009 and October 2009, tell us how you considered the guidance per FASB ASC 718-10-30 in computing the compensation cost related to the issuance of these shares and revise your financial statements and disclosures as appropriate. In addition, please disclose management's process for determining the fair value of these shares (i.e. the significant judgments and assumptions made under the fair value method).

Section 302 Certifications

4.   We note that your Section 302 certifications do not comply with the language required by Item 601 (b) (31) of Regulation S-K. Please revise to correct the following items in paragraph 4, as follows:

- Replace the head note reference to Exchange Act Rules15d-15(e) with Exchange Act Rules 13a-15(e) and 15d-15(e),
- Revise the head note to include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), and
- Provide paragraph 4(b) as defined in Item 601 (b) (31) of Regulation S-K as it was omitted.

Form 8-K/A Filed August 24, 2010

Item 1.01 Entry into a Material Definitive Agreement

5.   Your disclosure related to various agreements addressed in this section indicates that the description "is qualified in its entirety by reference to [the exhibit] which is incorporated by reference." Please revise each statement to confirm that you have described all material provisions of each applicable agreement.

6.   We note the statement on page two that termination of the original agreement and the amended exchange agreement "did not result in early termination penalties." Please revise the last paragraph on page three to briefly discuss the background of these negotiations and explain how the terms were amended.

Item 2.01

7.   We note that you valued the 2,970,000 shares issued as consideration pursuant to the Exchange Agreement with the shareholders of North American Bio-Energies, LLC (NABE) at $.51 per share. Please clarify how you valued these shares.

Business, page 3

8.   We note disclosure in this section addressing your share exchange agreement with the National Association of Professional Minorities, which does not appear to be described here or elsewhere in your Form 8-K. In this regard, it appears that you have only nominal operations at your NAPM subsidiary and related business, and that, given the share exchange with NABE, you do not intend to operate an on online social networking service for professional minorities or conduct direct marketing services of motivational and religious products. Please revise or advise.

9.   We note the statement on page four that you are "currently partnered with neighboring universities." Please file and summarize these agreements.

10.   We note your statement on page 11 that Mr. Bell "has been doing business in Brazil and currently operates a plant there. Please revise to disclose the name of plant; clarify the nature and extent of the plant's operations; briefly discuss the nature of Mr. Bell's employment by, ownership of, or relationship to, the plant;   and clarify how he splits his time between you and this other entity.

11.   Given the commoditized nature of your product, please clarify the page 12 statement "We determine the price …"

12.   Please clarify why you have limited your competition discussion to "[w]ithin 150 miles of [y]our plant." We may have further comment.

13.   It is unclear why you do not discuss estimated amounts spent on research and development in the past two years. See Item 101(h)(4)(x) of Regulation S-K. Please revise or advise.

14.   We note the statement on page 14 that you are "fully insured at replacement with an 'A' rated insurance company." Please describe the material terms and file the agreement as an exhibit or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Company Overview

15.   Please advise us of the basis of your statement that switching your heating source to glycerin will save you over $100,000.

16.   Please clarify the disclosure throughout to explain in additional narrative and quantitative detail the impact that various government tax credits and their expirations have on your business and financial results for each period covered. If certain tax credits appear necessary to maintain your profit margin, revise to clarify.

17.   Please describe here and liquidity and capital resources as appropriate to further describe your North Carolina biodiesel facility and any other operations, including with respect to on-going maintenance needs and expenses and any anticipated future capital expenditures for plant and equipment. In this regard we note the $294,074 construction in process from your pro-forma balance sheet filed as exhibit 99.3.

Results of Operations, page 29

18.   We note the disclosure on page 31 regarding your "arrangement with a neighboring plant to purchase off-specification product at deeply discounted rates …" Please provide background for the decision to enter into this agreement. Also, please advise us of the terms of this arrangement and the approximate amount of revenues and expenses associated with it.

19.   We note a reference to grant money received under Other Income. Please revise to address the nature of the grant and the organization(s) that gave it for each period. It is unclear to what extent such income is expected to continue going forward. Please revise accordingly.

Debt Obligations and Commitments, page 34

20.   Please provide a narrative background of the origination and nature of the debt obligations described in the table on page 34. For example, it is unclear if you are

discussing obligations of the combined entity or merely obligations associated with NABE. Also, revise to indicate the date as of which you are presenting this data.

21.   Please revise to disclose the material terms of the two term loans and demand note – related party referenced on page 34. Also, revise to file the two term loans as exhibits or advise.

Liquidity and Capital Resources, page 34

22.   Please clarify whether you have presented the working capital and cash flows of the combined entity here and not merely the information associated with NABE. If this represents solely NABE's working capital and cash flows, revise to include a discussion of the obligations and cash flows associated with Incoming, Inc.

23.   Please reconcile your page 35 statements "[t]o date, our cash flow requirements have been primarily met by our current sales" with "the Company has funded its operations through gross proceeds from a loan loan of $349,598 …" Revise to clarify the sources of financing for your operations and address liquidity on a short- and long-term basis. You state on page 35 that you may require equity funding for an "acquisition and expansion plan," but it is unclear to what extent such funding may be required to continue your current level of operations.

24.   Please expand on your Cash From Investing Activities to address the material fixed assets purchased during each period presented.

Properties, page 36

25.   Please file the lease agreements referenced in your discussion.

Directors, Executive Officers, Promoters and Control Persons, page 37

26.   Please update your disclosure to reflect Mr. Taylor's resignation and the appointment of Mr. Bell as your Chief Executive Officer.

27.   We note that Mr. Taylor is named as the Chief Executive Officer of City Capital Corporation. A review of public filings indicates that City Capital has not filed its Form 10-Q for the periods ended March 31, 2010 or June 30, 2010. Please revise your disclosure to clarify that this company is not current in its reporting obligations or advise. In addition, please reconcile Mr. Taylor's experience as contained in the City Capital Form 10-K to his biography in your Form 8-K.

28.   Please revise your biographies to provide all of the information covered by Item 401(e) of Regulation S-K.

29.   We note your paragraph Involvement in Certain Legal Proceedings which addresses certain matters "during the past five years." While negative disclosure is not required, please note that Item 401(f) of Regulation S-K has recently been expanded and would appear broader than the statement you have provided here. Please confirm that you are aware of the expanded disclosure obligation.

Executive Compensation, page 39

30.   We note your statement that "[n]o other executive officer received total annual salary and bonus compensation in excess of $100,000." Please revise to refer to total compensation and not merely these two forms of compensation.

31.   Please revise to include a total column.

32.   We note footnote two to your table indicates that you valued the shares received by Mr. Taylor on September 10, 2009 at $.001.   Please revise to indicate, if true, that this represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 and include the information requested by Instruction 1 to Item 402(n).

33.   We note the statement on page 39 that "[t]here is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan …" and "currently no compensation arrangements are in place for the compensation of directors." Your Form 10-Q, filed on July 14, 2010, prior to your Form 8-K, indicates that you issued a total of 6.4 million shares to your officers and directors for services. Please revise to reconcile the apparent inconsistency.

34.   In this regard, we note a Schedule 13D filed September 23, 2010, indicating the following for the source and amount of funds or other consideration for purchases: "shares of Common Stock…issued to the reporting person…for consulting services rendered to the Company…and…for Mr. Taylor's service as President and CEO of the Company." Please revise or advise.

Certain Relationships and Related Transactions, and Director Independence, page 40

35.   Please revise to present all amounts due to Mr. Taylor under all notes, agreements, or assignments, as of November 30, 2009 and 2008 as well as June 30, 2010 in this section. Disclose all material terms associated with each agreement. Please explain if and when each of these balances was repaid.

36.   Please provide the information required by Item 404 of Regulation S-K as it relates to your sales to Verde Biofuels, which you state on page 12 is owned by Mr. Bell. Please file any related agreements. Also, revise to address the amounts due from related parties. In this regard we note a $115,093 balance reported in your pro forma balance sheet filed as exhibit 99.3.

37.   Please clarify how much you paid to purchase the 50% membership interest in Pentrose LLC.

Description of Our Securities to be Registered, page 41

38.   We note your statement that all of your issued and outstanding shares of common stock are "duly authorized, validly issued, fully paid and non-assessable." Please remove this statement as it is not one you are qualified to make.

Item 3.02

39.   We note you have privately sold a substantial number of securities since your initial Form S-1 filing. For some of these sales, we are unable to locate disclosure required by Item 701 of Regulation S-K, such as the identity of the purchasers, the exemption relied upon, and the material terms. As non-exclusive examples, we direct your attention to Item 2 of your Form 10-Q for the period ended May 31, 2010, and Item 5 of your Form 10-K for the year ended November 30, 2009. Accordingly, please revise your disclosure here to provide Item 701 disclosure for each transaction within the last three years.

Exhibits

Exhibit 99.3 - Pro Forma Financial Information

40.   You disclose in the notes that the purchase allocation is not final. Tell us why this is so and describe the information you are waiting for in order to complete the allocation, identify the party(ies) who will provide this information, and indicate when you expect to obtain the information. Please disclose this information on an updated basis in future Exchange Act filings as well.

Form 10-Q for the Fiscal Quarter Ended May 31, 2010

41.   Please file the agreement with Auctus Private Equity to sell $25,000,000 shares of your stock on a best efforts basis, as referred to in footnote three, or advise.

Note 4- Subsequent Events

Related Party Transactions

42.   On July 1, 2010, you issued 6,450,000 shares of common stock to directors and officers as compensation for services rendered. It appears that you recorded share-based compensation expense of $ 64,500 based on valuation of these shares at $0.01 per share. Please note that compensation expense from share-based payment transactions should be calculated based on the fair value of the equity instruments issued. Considering the quoted price of the stock far exceeded the recorded value, tell us how you considered the

guidance per FASB ASC 718-10-30 in computing the compensation cost related to the issuance of these shares and revise your disclosures as appropriate. In addition, please disclose management's process for determining the fair value of these shares (i.e. the significant judgments and assumptions made under the fair value method).

Other Operations

43.   Please tell us the current operating status of your wholly-owned subsidiary, NAPM, and the 50%-owned entity, Pentrose. Tell us whether you plan to continue operating and owning, respectively, these two entities.

Other

44.   Please revise your subsequent Forms 10-Q, as necessary, to comply with the comments above.

45.   Since you had de minimis operations prior to the acquisition, NABE appears to be your predecessor and as such you are required to include its pre-merger historical financial statements in your post-merger Form 10-K until you have two complete years of post-merger results of operations. For example, your next Form 10-K for the year ended November 30, 2010 should include audited results of operations for NABE for 2009 (complete year) and an audited stub period for 2010 up to the date preceding the date of the acquisition. Similar information should be provided on an unaudited basis in Forms 10-Q. If you believe NABE is not a predecessor entity, please provide your justification.

46.   We note the Form S-1 that was declared effective on July 11, 2008. Based on the statements on page 22 of your Form 10-K for the year ended November 30, 2008, it appears that the offering for up to 25 million shares has been completed and that you sold approximately 4 million shares. Please file a post-effective amendment to deregister any unsold shares, consistent with the Undertakings required by Item 512 of Regulation S-K. Also, please advise us of the exact date you closed this offering. In this respect Note 3 to your Form 10-Q for the period ended May 31, 2009 suggests the offering was completed during the period ended May 31, 2009.

47.   Also, explain the decision to abandon the initial business plan from the S-1 in favor of your current plans in greater detail and explain what happened to those operations. In this regard, we note disclosure on Forms 8-K filed August 31, 2009 and October 8, 2009, indicating that you ceased being a shell company. Please revise to briefly address the material changes to your business operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at (202) 551-3388 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services